September 2, 2014

Edward Bartz, Esq.

John Ganley, Esq.

Division of Investment Management, Examiner

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Re:	Gladstone Investment Corporation – Universal Shelf Registration Statement on Form N-2, File No. 333-181879 (the “Registration Statement”)

Dear Ed:

On behalf of Gladstone Investment Corporation (the “Company”), and in response to oral comments received from the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on July 17, 2014, July 25, 2014, July 28, 2014 and August 15, 2014 (collectively, the “Comments”) relating to the Company’s Post-Effective Amendment No. 3 to the Registration Statement (“Post-Effective Amendment No. 3”) under the Securities Act of 1933 (the “Securities Act”) filed via EDGAR as a POS 8C filing on June 3, 2014, we submit this letter containing the Company’s responses to the Staff’s Comments. The Staff’s Comments have been incorporated into Post-Effective Amendment No. 4 to the Registration Statement (“Post-Effective Amendment No. 4”) that is being filed via EDGAR as a POS 8C filing concurrently herewith. For your convenience, we have set forth below the Staff’s Comment followed by its response. Capitalized terms not defined herein shall have the meaning contained in Post-Effective Amendment No. 3.

COVER PAGE

1.	Comment: In the first paragraph of the cover page, please revise “or a combined offering of these securities” to “or concurrent, separate offerings of these securities,” to make clear that the securities could be offered simultaneously rather than as units.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page of Post-Effective Amendment No. 4.

2.	Comment: Please file as exhibits to the next amendment of the Registration Statement the forms of prospectus supplement for each type of security registered.

Response: In response to the Staff’s comment, the Company has added pages S-1 through WP-7 to Post-Effective Amendment No. 4, representing a form of prospectus supplement for each type of security registered.

150 Third Avenue South, Suite 2800

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3. Comment: Please provide a representation that if the Company decides to offer a security that is materially different from those contemplated by the Registration Statement or forms of prospectus supplements, the Company will file a post-effective amendment to the Registration Statement, which will include a form of prospectus supplement for the new security that the Company desires to offer.

Response: In response to the Staff’s comment, the Company hereby undertakes to file a post-effective amendment to the Registration Statement that includes a form of prospectus supplement for any new securities that are materially different from those contemplated by the Registration Statement or forms of prospectus supplements.

4.	Comment: For each follow-on offering the Company conducts pursuant to the Registration Statement, please undertake to file an unqualified legal opinion pursuant to Staff Legal Bulletin No. 19.

Response: For each follow-on offering the Company conducts pursuant to the Registration Statement, the Company hereby undertakes to file an unqualified legal opinion pursuant to Staff Legal Bulletin No. 19.

5.	Comment: Please undertake not to use the term “senior” to describe future offerings of debt securities, unless such debt securities will rank senior to other outstanding debt of the Company.

Response: In response to the Staff’s comment, the Company undertakes not to use the term “senior” to describe future offerings of debt securities, unless such debt securities will rank senior to other outstanding debt of the Company.

FEE TABLE AND RELATED ITEMS

1.	Comment: In the Fees and Expenses Table on page 5 of the Registration Statement, please include a line item showing the entire base management fee, and please exclude the fee waiver to the Advisor within the as-adjusted management fee.

Response: In response to the Staff’s comment, the Company has revised the Fees and Expenses Table on page 5 of Post-Effective Amendment No. 4 to replace the as-adjusted management fee net of credits with the full base management fee. For purposes of the table, the base management fee is shown as a percentage of net assets attributable to common stock, and not as a percentage of the average total assets subject to the base management fee (defined as total assets, including investments made with proceeds of borrowings, less any uninvested cash or cash equivalents resulting from borrowings, as adjusted for share issuances or repurchases, if any, during the period); therefore the fee is expressed as 2.99% and not 2.0%. The Company has chosen not to reflect its as adjusted management fee in the Fees and Expenses Table, but is reflecting this amount instead in footnote 3 to the table. As the staff is aware, Form N-2 – unlike Form N-1A – does not provide specific guidance related to the presentation of fees that are subject to waiver or reimbursement; however, in light of the staff’s historic position on presentation of non-contractual fee waivers in the context of Form N-1A, the Company has chosen to remove from its fee table the line-item reference to fees net of reimbursements, and instead has decided to reflect the existence of such reimbursements in footnote 3 to the Fees and Expenses Table.

2.	Comment: Please revise Footnote 3 of the Fees and Expenses Table to clarify that the Adviser may provide services to portfolio companies, and receive fees for such services, other than managerial assistance, under other agreements, consistent with disclosure on page 91” of the Registration Statement.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 5 of Post-Effective Amendment No. 4 as requested.

3.	Comment: Please specify the “other services” the Advisor provides to portfolio companies, as disclosed on page 91 of the Registration Statement. Please also make clear within the Registration Statement that these “other services” are not considered managerial assistance.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 5, 72 and 92 of Post-Effective Amendment No. 4 to specify the “other services” the Advisor provides to portfolio companies of the Company, also making clear that these “other services” are not considered managerial assistance.

4.	Comment: As disclosed in Footnote 3 to the Fees and Expenses Table, page 71 and page 91, please explain within the Registration Statement:
a.	The reason that 50% of certain fees are credited against the Advisor’s base management fee while 100% of other types of fees are credited. Specifically, please explain whether this arrangement is contractual or discretionary. If there is a written contractual agreement governing this that has not already been filed, please file as an exhibit to the Registration Statement.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 5 and 72 of Post-Effective Amendment No. 4. The Company informs the Staff that as of October 1, 2013, 100% of all fees for services other than managerial assistance are credited against the base management fee that would otherwise be due to our Adviser as the result of a decision by the Company’s Board of Directors. Further, there is no separate contractual agreement governing this arrangement and as such, the Company has presented reimbursements in the manner discussed in response to Comment 1.

b.	Please explain the basis for the timing (i.e., October 31, 2013) when 100% of all fees began to be credited against the base management fee that the Company would otherwise be required to pay the Advisor.

Response: During its quarterly meeting in October 2013, the Company’s Board of Directors determined this change should be implemented by the Adviser. The timing coincides with this determination. .

c.	Please make clear when the waiver agreements occur – at the beginning or following the end of each quarter.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 5, 72 and 92 of Post-Effective Amendment No. 4 to clarify that the waiver agreement occurs at the end of each quarter.

d.	Please explain further what the loan servicing fees relate to, the types of services and who pays the loan servicing fee. Please also specify whether or not the Advisory Agreement covers the loan servicing fee arrangement and if not, the reason why. Please explain why the loan servicing fee is not included within the Fees and Expenses Table, perhaps within the line item titled “Other Expenses.”

Response: The loan servicing fee is a payment from Business Investment to the Advisor on a monthly basis for the Advisor’s role as Servicer of Business Investment pursuant to the Credit Facility. The Servicer conducts the servicing, administration and collection of the loans on behalf of Business Investment. The loan servicing fee is not explicitly covered in the Advisory Agreement. However, the financial statements of Business Investment are consolidated with those of the Company, and, in effect, the payment of the loan servicing fee from Business Investment to the Advisor, is treated as a partial prepayment of the quarterly base management fee on behalf of the Company. In response to the Staff’s comment, the Company has revised the disclosure on pages 4 and 92 of Post-Effective Amendment No. 4. In addition, it has revised the Fees and Expenses Table on page 5 to include the loan servicing fee, and revised footnote 3 to the Fees and Expenses Table to reflect credit of the base management fee through payment of the loan servicing fee in the presentation discussed in response to Comment 1.

5.	Comment: Please update the Example Table on page 7 for 1, 3, 5 and 10 years.

Response: In response to the Staff’s comment, the Company has updated the Example Table on page 7 for 1, 3, 5 and 10 years.

ACCOUNTING

1.	Comment: Please include the consolidated schedule of investments for the period ended March 31, 2014.

Response: In response to the Staff’s comment, the Company has included the consolidated schedule of investments for the period ended March 31, 2014 in pages F-7 through F-13 of Post-Effective Amendment No. 4.

2.	Comment: Please correct the typographical error within the heading of page F-11 to reflect the interim period financial information for March 31, 2014.

Response: In response to the Staff’s comment, the Company has revised the typographical error on page F-14 of Post-Effective Amendment No. 4.

3.	Comment: Please file an amendment to the Registration Statement that incorporates these comments.

Response: The Staff’s comments have been incorporated into Post-Effective Amendment No. 4.

In responding to the Staff’s comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings with the Commission;
•	The Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to such filings; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (615) 742-6280 or lmorgan@bassberry.com or Sehrish Siddiqui at (901) 543-5979 or ssiddiqui@bassberry.com if you have any questions or further comments. Thank you in advance for your prompt attention to this matter.

Sincerely,

/s/ Lori B Morgan